Mail Stop 4561

June 24, 2009

Bryce Chicoyne
Chief Financial Officer
Salary.com, Inc.
195 West Street
Waltham, MA 02451

> **Re:** **Salary.com, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 13, 2008**
> **File No. 001-33312**

Dear Mr. Chicoyne:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief